SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: March 2019
Commission File Number: 333-225519-01

HYDRO ONE LIMITED
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ Christopher Lopez
Name: Christopher Lopez
Title: Acting Chief Financial Officer

Date:	March 26, 2019

EXHIBIT INDEX

99.1	Audited amended consolidated financial statements of the Registrant as at and for the years ended December 31, 2018 and 2017, and Auditors' Report thereon dated March 25, 2019

99.1	Amended Management’s Discussion and Analysis of the Registrant as at and for the year ended December 31, 2018